UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Amersham plc
                                (Name of Issuer)

                         Ordinary Shares of 5 pence each
                         (Title of Class of Securities)

                                    G03282103
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No. G03282103                              13D/A
--------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) |_|
              (b) |X|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |X|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                See Item 5.
          WITH
                               8       SHARED VOTING POWER

                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5.

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                    |_|



    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

    14        TYPE OF REPORTING PERSON*

              BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Report on Schedule 13D, originally filed on December 22, 2003 (the "Original Schedule 13D"), with respect to the Ordinary Shares of 5 pence each (the "Shares") of Amersham plc, a UK corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.


Item 2. Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns all the voting stock of Credit Suisse First Boston (International) Holding AG ("CSFBH"), a Swiss company. CSFBH acts as a holding company for certain subsidiaries of Credit Suisse First Boston in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CSFBH is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.

         CSFBH owns all of the voting equity of Credit Suisse First Boston (UK) Investments ("CSFB-UKI"), a UK limited liability company that acts as an investment holding company for the UK interests of CSFB. The address of the principal business and office of CSFB-UKI is One Cabot Square, London, UK, E14 4QJ.

         CSFBH also owns all of the voting equity of Credit Suisse First Boston Management AG ("CSFBM"), a Swiss company that provides financial advisory services and participates in many types of financial transactions. The address of the principal business and office of CSFBM is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.

         Credit Suisse First Boston (UK) Investment Holdings ("CSFB-UKIH") is a UK limited liability company that acts as a holding company for the UK interests of CSFB. CSFB-UKI holds a majority of CSFB-UKIH's equity; CSFBM holds the remaining equity. The address of the principal business and office of CSFB-UKIH is One Cabot Square, London, UK, E14 4QJ.

         CSFB-UKIH holds all of the voting stock of Credit Suisse First Boston Equities Limited ("CSFB Equities"), a UK limited liability company. CSFB Equities is a UK broker-dealer whose principal business is the provision of general advisory, dealing and market making services in UK equities. The address of CSFB-Equities' principal business and office is One Cabot Square, London, UK, E14 4QJ.

         Credit Suisse First Boston International ("CSFB-Int") is a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit. The address of the principal business and office of CSFB-Int is One Cabot Square, London, UK, E14 4QJ. The Bank owns a majority of CSFB-Int's voting equity. CSG and CSFBH own the remaining voting equity. CSFB-UKI owns a majority of CSFB-Int's non-voting equity. The Bank and CSG own the remaining non-voting equity. The address of CSFB-Int's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities and CSFB-Int are set forth on Schedules A-1 through A-10 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-10 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

         o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

         o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

         o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

         o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.


         o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the o Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110,
               and NYSE Rules 342, 401, 440, 472, and 476. Other Wall Street firms were subject to similar requirements.

Item 3. Source and Amount of Funds.

Item 3 is hereby amended in its entirety to read as follows:

         The aggregate consideration (exclusive of commissions) paid by CSFB Equities and CSFB-Int for the acquisitions of the Company's Shares described in
Item 5(a) was UK(pound)429,372,207, NOK 1,627,272 and US$225,912, consisting of UK(pound)429,214,093 paid by CSFB Equities, and UK(pound)158,114 and NOK 1,627,272 paid by CSFB-Int. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for the American Depository Receipts, each representing five Shares ("ADRs"), described in Item 5(a) was US$225,912.

         The funds used by CSFB LLC, CSFB Equities and CSFB-Int to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

         CSFB LLC acquired 100 ADRs for customer facilitation purposes and 3,300 ADRs as part of statistical arbitrage trading strategies. CSFB Equities acquired 23,000 Shares for customer facilitation purposes, 20,207,751 Shares as part of risk arbitrage trading strategies, and 32,560,151 Shares for hedging purposes. CSFB-Int acquired 56,038 Shares for hedging purposes.

         Each of CSFB LLC, CSFB Equities and CSFB-Int intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, and in the case of CSFB Equities and CSFB-Int, depending on client initiated transactions, each of CSFB LLC, CSFB Equities and CSFB-Int may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of the Reporting Person, CSFB LLC, CSFB Equities and CSFB-Int has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

         (a) As of January 28, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 52,863,940 Shares, consisting of 3,400 ADRs held directly by CSFB LLC, 52,790,902 Shares held directly by CSFB Equities, and 56,038 Shares held directly by CSFB-Int. (Each ADR represents five Shares.)

         Accordingly, the Reporting Person may be deemed to beneficially own 7.5% of the outstanding Shares based on 701,812,083 Shares outstanding as per the Company's Form 20-F filed on May 29 2003.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares or ADRs.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares and ADRs referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares and ADRs among CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities and CSFB-Int.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares and the ADRs effected by the Reporting Person and its subsidiaries during the period beginning 60 days prior to January 28, 2004.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or ADRs beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int.

         (e) Not applicable.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: January 30, 2004

                                        CREDIT SUISSE FIRST BOSTON, on behalf
                                        of the CREDIT SUISSE FIRST BOSTON
                                        BUSINESS UNIT

                                        By:    /s/ Louise Guarneri
                                          -----------------------------------
                                            Name:  Louise Guarneri
                                            Title: Director

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
John J. Mack                      Eleven Madison Avenue New       Chairman, Second Chief Executive Officer      United States
                                  York, NY 10010
                                  USA

Christopher Carter                Eleven Madison Avenue New       Chairman of Europe                            Great Britain
                                  York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue New       Co-President, Institutional Securities        United States
                                  York, NY 10010
                                  USA

Stephen R. Volk                   Eleven Madison Avenue New       Chairman of CSFB                              United States
                                  York, NY 10010
                                  USA

Thomas R. Nides                   Eleven Madison Avenue New       Chief Administrative Officer                  United States
                                  York, NY 10010
                                  USA

Hector William Hepburn Sants      One Cabot Square                Chief Executive Officer and Assistant Vice    Great Britain
                                  London, England                 Chairman of European Region

Richard Edward Thornburgh         Eleven Madison Avenue New       Ex Officio Member of the Operating            United States
                                  York, NY 10010                  Committee and the Executive Board
                                  USA

Adebayo Ogunlesi                  Eleven Madison Avenue New       Global Head of Investment Banking             Nigeria
                                  York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue New       Head of Global Technology, Operations and     United States
                                  York, NY 10010                  Product Control
                                  USA

Brian Finn                        Eleven Madison Avenue New       Co-President, Institutional Securities        United States
                                  York, NY 10010 USA

Gary G. Lynch                     Eleven Madison Avenue New       Global General Counsel and                    United States
                                  York, NY 10010                  Vice Chairman to Oversee
                                  USA                             Research and Legal and
                                                                  Compliance  Departments

Paul Calello                      Eleven Madison Avenue New       Chairman and Chief Executive Officer          United States
                                  York, NY 10010                  of the Asia-Pacific Region
                                  USA

John A. Ehinger                   Eleven Madison Avenue New       Co-Head of the Equity Division                United States
                                  York, NY 10010
                                  USA

Bennett J. Goodman                Eleven Madison Avenue New       Chairman of Merchant Banking and              United States
                                  York, NY 10010                  Leverage Finance
                                  USA


James P. Healy                    Eleven Madison Avenue New       Co-Head of the Fixed Income Division          United States
                                  York, NY 10010
                                  USA

James E. Kreitman                 Eleven Madison Avenue New       Co-Head of the Equity Division                United States
                                  York, NY 10010
                                  USA

Jerry Wood                        Eleven Madison Avenue New       Co-Head of the Fixed Income Division          United States
                                  York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue New       Chief Financial Officer                       United States
                                  York, NY 10010
                                  USA

Joanne Pace                       Eleven Madison Avenue New       Global Head of Human Resources                United States
                                  York, NY 10010
                                  USA

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
John J. Mack                      Eleven Madison Avenue New       President, Chief Executive Officer and        United States
                                  York, NY 10010                  Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue New       Board Member                                  United States
                                  York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue New       Managing Director                             Nigeria
                                  York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Carlos Onis                       Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

David C. Fisher                   Eleven Madison Avenue New       Managing Director, Chief Accounting           United States
                                  York, NY 10010                  Officer and Controller
                                  USA

Gary G. Lynch                     Eleven Madison Avenue New       Managing Director and General Counsel         United States
                                  York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue New       Managing Director and Treasurer               United States
                                  York, NY 10010
                                  USA

Neil Moskowitz                    Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue New       Managing Director and Chief Credit Officer    United States
                                  York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Brian D. Finn                     Eleven Madison Avenue New       President, Chief Executive Officer and        United States
                                  York, NY 10010                  Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue New       Managing Director and Board Member            United States
                                  York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue New       Board Member, Managing Director               Nigeria
                                  York, NY 10010                  and Head of Global Investment Banking
                                  USA

Eileen K. Murray                  Eleven Madison Avenue New       Board Member and Managing Director            United States
                                  York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue New       Head of the Securities Division and           United States
                                  York, NY 10010                  Board Member
                                  USA

Andrew B. Federbusch              Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue New       Board Member and Managing Director            United States
                                  York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue New       Managing Director and Head of Private         United States
                                  York, NY 10010                  Client Services
                                  USA

Carlos Onis                       Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue New       Head of Strategic Risk Management             United States
                                  York, NY 10010
                                  USA

David C. Fisher                   Eleven Madison Avenue New       Chief Financial and Accounting Officer        United States
                                  York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue New       Managing Director and General Counsel         United States
                                  York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Neil Moskowitz                    Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue New       Treasurer                                     United States
                                  York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue New       Chief Credit Officer                          United States
                                  York, NY 10010
                                  USA

                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
John J. Mack                      Eleven Madison Avenue           President, Chief Executive Officer            United States
                                  New York, NY 10010              and Member of the Board of Managers
                                  USA

David C. Fisher                   Eleven Madison Avenue           Chief Financial Officer and Member            United States
                                  New York, NY 10010              of the Board of Managers
                                  USA

Carlos Onis                       Eleven Madison Avenue           Board Member and Member of the                United States
                                  New York, NY 10010              Board of Managers
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Frank J. DeCongelio               Eleven Madison Avenue           Head of Operations                            United States
                                  New York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue           Treasurer                                     United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General                 United States
                                  New York, NY 10010              Counsel
                                  USA

                                  SCHEDULE A-5

        EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                           (INTERNATIONAL) HOLDING AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (International) Holding AG. The business address of Credit Suisse First Boston (International) Holding AG is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Barbara A Yastine                 11 Madison Avenue               President, President of the Board             United States
                                  New York, NY 10010              of Directors

Friedemann Renz                   Uetlibergstrasse 231            Corporate Secretary                           Germany
                                  CH-8045 Zurich,
                                  Switzerland

Marc Adam                         One Cabot Square,               Director                                      Switzerland
                                  London E14 4QJ,
                                  Great Britain

Marco M. Illy                     Bahnhofstrasse 17               Director                                      Switzerland
                                  P.O. Box 234
                                  CH-6301 Zug,
                                  Switzerland

Andre Lamprecht                   Uetlibergstrasse 231            Director                                      Switzerland
                                  CH-8045 Zurich,
                                  Switzerland

Fritz Muller                      Nuschelerstrasse 1              Director                                      Switzerland
                                  CH-8001, Zurich,
                                  Switzerland

Agnes F. Reicke                   Uetlibergstrasse 231            Director                                      Switzerland
                                  CH-8045 Zurich,
                                  Switzerland


                                  SCHEDULE A-6

 EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (UK) INVESTMENTS


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK) Investments. The business address of Credit Suisse First Boston (UK) Investments is One Cabot Square, London, UK, E14 4QJ.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Nigel Paul Bretton                One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Costas P. Michaelides             One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

Kevin Lester Studd                One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Nicholas John Hornsey             One Cabot Square,               Company Secretary                             British
                                  London E14 4QJ,
                                  Great Britain

                                  SCHEDULE A-7

  EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON MANAGEMENT AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management AG. The business address of Credit Suisse First Boston Management AG is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Andrea Wieland                    Uetlibergstrasse 231            President, President of the Board             Switzerland
                                  CH-8045 Zurich,                 of Directors
                                  Switzerland


Claude Jehle                      Uetlibergstrasse 231            Corporate Secretary                           Switzerland
                                  CH-8045 Zurich,
                                  Switzerland

Madeleine Fink                    Uetlibergstrasse 231            Director                                      Switzerland
                                  CH-8045 Zurich,
                                  Switzerland

Agnes F. Reicke                   Uetlibergstrasse 231            Director                                      Switzerland
                                  CH-8045 Zurich,
                                  Switzerland

Brigitte Spiess                   Nuschelerstrasse 1              Director                                      Switzerland
                                  CH-8001, Zurich,
                                  Switzerland

                                  SCHEDULE A-8

         EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                           (UK) INVESTMENTS HOLDINGS

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK) Investments Holdings. The business address of Credit Suisse First Boston (UK) Investments Holdings is One Cabot Square, London, UK, E14 4QJ.



Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Nigel Paul Bretton                One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Costas P. Michaelides             One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

Kevin Lester Studd                One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Nicholas John Hornsey             One Cabot Square,               Company Secretary                             British
                                  London E14 4QJ,
                                  Great Britain

                                  SCHEDULE A-9

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                    CREDIT SUISSE FIRST BOSTON INTERNATIONAL

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston International. The business address of Credit Suisse First Boston International is One Cabot Square, London, UK, E14 4QJ.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Tobias Guldimann                  Paradeplatz 8,                  Non-Executive Director                        Swiss
                                  CH-8070, Zurich
                                  Switzerland

Ian Christopher Carter            One Cabot Square,               Director                                      Canadian
                                  London E14 4QJ,
                                  Great Britain

James Kreitman                    One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

James Henry Leigh-Pemberton       One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Costas P Michaelides              One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

Trevor Charles Price              One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Philip Keebler Ryan               Paradeplatz 8,                  Non-Executive Director                        United States
                                  CH-8070, Zurich
                                  Switzerland

Hector William Hepburn            One Cabot Square,               Non-Executive Director                        British
Sants                             London E14 4QJ,
                                  Great Britain

Richard Edward Thornburgh         11 Madison Avenue,              Non-Executive Director                        United States
                                  New York USA
                                  10010


Graeme Russell                    One Cabot Square,               Compliance Officer                            British
                                  London E14 4QJ,
                                  Great Britain

Nicholas John Hornsey             One Cabot Square,               Company Secretary                             British
                                  London E14 4QJ,
                                  Great Britain

Nigel Paul Bretton                One Cabot Square,               Finance Officer                               British
                                  London E14 4QJ,
                                  Great Britain


                                  Schedule A-10

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                   CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Equities Limited. The business address of Credit Suisse First Boston Equities Limited is One Cabot Square, London, UK, E14 4QJ.


Name                              Business Address                Title                                         Citizenship
------------------------------    --------------------------      -----------------------------------------     --------------
Nigel Paul Bretton                One Cabot Square,               Director and Finance Officer                  British
                                  London E14 4QJ,
                                  Great Britain

Stuart Craig Eden                 One Cabot Square,               Director                                      New Zealand
                                  London E14 4QJ,
                                  Great Britain


James E. Kreitman                 One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

Costas P. Michaelides             One Cabot Square,               Director                                      United States
                                  London E14 4QJ,
                                  Great Britain

Hector W.H. Sants                 One Cabot Square,               Director                                      British
                                  London E14 4QJ,
                                  Great Britain

Kevin Lester Studd                One Cabot Square,               Director and Compliance Officer               British
                                  London E14 4QJ,
                                  Great Britain

                                   Schedule B

The following tables list all trades effected by the Reporting Person in the Company's Shares and ADRs.



The following trades in the Shares were effected on the London Stock Exchange in the ordinary course of business.

Trade Date      Entity                             Buy/Sell         Quantity      Price (GBP)
----------      ---------------------------        --------         --------      -----------
NOV 28 2003     CSFB EQUITIES                      Buy                20000          7.50755
NOV 28 2003     CSFB EQUITIES                      Sell               70000           7.5113
NOV 28 2003     CSFB EQUITIES                      Sell              150000           7.5451
NOV 28 2003     CSFB EQUITIES                      Sell              150000           7.5413
NOV 28 2003     CSFB EQUITIES                      Buy                  219             7.53
NOV 28 2003     CSFB EQUITIES                      Buy                 1124         7.513479
NOV 28 2003     CSFB EQUITIES                      Buy               140781              7.5
NOV 28 2003     CSFB EQUITIES                      Buy                 3462             7.53
NOV 28 2003     CSFB EQUITIES                      Sell              125611         7.495543
NOV 28 2003     CSFB EQUITIES                      Buy                  988             7.53
NOV 28 2003     CSFB EQUITIES                      Buy                 2226             7.53
NOV 28 2003     CSFB EQUITIES                      Buy                  248             7.53
NOV 28 2003     CSFB EQUITIES                      Buy                  516         7.507248
NOV 28 2003     CSFB EQUITIES                      Buy                 1279          7.50724
NOV 28 2003     CSFB EQUITIES                      Buy                 4753          7.50724
NOV 28 2003     CSFB EQUITIES                      Buy                  800         7.507238
NOV 28 2003     CSFB EQUITIES                      Buy                 4753          7.50724
NOV 28 2003     CSFB EQUITIES                      Buy                 6086              7.5
NOV 28 2003     CSFB EQUITIES                      Buy                43302              7.5
NOV 28 2003     CSFB EQUITIES                      Buy                 7153             7.53
NOV 28 2003     CSFB EQUITIES                      Buy               215200           7.5054
DEC 01 2003     CSFB EQUITIES                      Sell               25560          7.56434
DEC 01 2003     CSFB EQUITIES                      Sell                6179             7.56
DEC 02 2003     CSFB EQUITIES                      Buy                30269            7.555
DEC 02 2003     CSFB EQUITIES                      Buy                 7530            7.555
DEC 02 2003     CSFB EQUITIES                      Buy               294300          7.58135
DEC 02 2003     CSFB EQUITIES                      Buy                85644         7.648459
DEC 02 2003     CSFB EQUITIES                      Buy                93988           7.5533
DEC 02 2003     CSFB EQUITIES                      Buy                 2926            7.565
DEC 02 2003     CSFB EQUITIES                      Buy                 9800             7.62
DEC 02 2003     CSFB EQUITIES                      Sell              585000          7.55616
DEC 02 2003     CSFB EQUITIES                      Buy                93988           7.5533
DEC 03 2003     CSFB EQUITIES                      Buy               577968             7.65
DEC 03 2003     CSFB EQUITIES                      Buy                89933          7.65585
DEC 03 2003     CSFB EQUITIES                      Buy               276800           7.6556
DEC 04 2003     CSFB EQUITIES                      Buy               500000           7.6303
DEC 04 2003     CSFB EQUITIES                      Sell              344821         7.640933
DEC 04 2003     CSFB EQUITIES                      Buy                14737          7.63255
DEC 04 2003     CSFB EQUITIES                      Buy                 3004          7.63255
DEC 04 2003     CSFB EQUITIES                      Buy                 3337          7.63255
DEC 04 2003     CSFB EQUITIES                      Buy                14737          7.63255
DEC 04 2003     CSFB EQUITIES                      Buy                 3004          7.63255
DEC 04 2003     CSFB EQUITIES                      Buy                 3337          7.63255
DEC 05 2003     CSFB EQUITIES                      Buy               100000           7.6265
DEC 05 2003     CSFB EQUITIES                      Sell              100000            7.615
DEC 05 2003     CSFB EQUITIES                      Sell                3052         7.535963
DEC 05 2003     CSFB EQUITIES                      Buy                12000             7.62
DEC 08 2003     CSFB EQUITIES                      Sell              250000           7.6238
DEC 08 2003     CSFB EQUITIES                      Sell              250000          7.62571
DEC 08 2003     CSFB EQUITIES                      Buy               133600           7.6115
DEC 08 2003     CSFB EQUITIES                      Buy               142000           7.6225
DEC 08 2003     CSFB EQUITIES                      Buy               140000             7.61
DEC 08 2003     CSFB EQUITIES                      Buy               110000            7.605
DEC 08 2003     CSFB EQUITIES                      Buy               110000             7.61
DEC 08 2003     CSFB EQUITIES                      Buy               190000           7.6175
DEC 08 2003     CSFB EQUITIES                      Buy               150000            7.615
DEC 08 2003     CSFB EQUITIES                      Buy               150000            7.615
DEC 08 2003     CSFB EQUITIES                      Sell              150000            7.615
DEC 08 2003     CSFB EQUITIES                      Sell              665602         7.617042
DEC 09 2003     CSFB EQUITIES                      Buy               168102             7.64
DEC 09 2003     CSFB EQUITIES                      Buy               168102             7.64
DEC 09 2003     CSFB EQUITIES                      Sell                 563             7.66
DEC 09 2003     CSFB EQUITIES                      Buy               100000           7.6535
DEC 09 2003     CSFB EQUITIES                      Sell              150000           7.6765
DEC 09 2003     CSFB EQUITIES                      Buy                  150             7.62
DEC 09 2003     CSFB EQUITIES                      Buy               100000           7.6185
DEC 09 2003     CSFB EQUITIES                      Buy               100000           7.6195
DEC 09 2003     CSFB EQUITIES                      Buy                50000           7.6216
DEC 09 2003     CSFB EQUITIES                      Buy               150000           7.6144
DEC 09 2003     CSFB EQUITIES                      Buy                75000            7.625
DEC 09 2003     CSFB EQUITIES                      Buy               150000           7.6259
DEC 09 2003     CSFB EQUITIES                      Buy               100000            7.625
DEC 09 2003     CSFB EQUITIES                      Buy                92065             7.63
DEC 09 2003     CSFB EQUITIES                      Buy               556738         7.630218
DEC 09 2003     CSFB EQUITIES                      Buy               556738         7.630218
DEC 09 2003     CSFB EQUITIES                      Buy               556738         7.630218
DEC 09 2003     CSFB EQUITIES                      Buy                50000           7.6216
DEC 09 2003     CSFB EQUITIES                      Buy               557700          7.64362
DEC 09 2003     CSFB EQUITIES                      Sell              556738          7.63022
DEC 09 2003     CSFB EQUITIES                      Buy               557700          7.64362
DEC 09 2003     CSFB EQUITIES                      Sell             1350164         7.626907
DEC 09 2003     CSFB EQUITIES                      Sell                1899             7.63
DEC 09 2003     CSFB EQUITIES                      Sell                6161             7.63
DEC 09 2003     CSFB EQUITIES                      Sell                6161             7.63
DEC 09 2003     CSFB EQUITIES                      Buy                 8060             7.63
DEC 09 2003     CSFB EQUITIES                      Sell                6161             7.63
DEC 10 2003     CSFB EQUITIES                      Sell              100000           7.6665
DEC 10 2003     CSFB EQUITIES                      Buy               100000           7.6615
DEC 10 2003     CSFB EQUITIES                      Sell              350000         7.653571
DEC 10 2003     CSFB EQUITIES                      Sell              350000         7.655413
DEC 10 2003     CSFB EQUITIES                      Buy               177592          7.65003
DEC 10 2003     CSFB EQUITIES                      Buy                 1500           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy                 1800           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy               891202          7.65918
DEC 10 2003     CSFB EQUITIES                      Sell              500000             7.66
DEC 10 2003     CSFB EQUITIES                      Sell              100000             7.66
DEC 10 2003     CSFB EQUITIES                      Buy                 3000           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy               100000           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy                 8000           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy                61100           7.6575
DEC 10 2003     CSFB EQUITIES                      Buy                 3000           7.6575
DEC 11 2003     CSFB EQUITIES                      Sell               10665           7.6475
DEC 11 2003     CSFB EQUITIES                      Buy                86695             7.65
DEC 11 2003     CSFB EQUITIES                      Buy                  850            7.655
DEC 11 2003     CSFB EQUITIES                      Buy               432168         7.654963
DEC 12 2003     CSFB EQUITIES                      Sell               49443         7.664496
DEC 12 2003     CSFB EQUITIES                      Buy                 1443             7.65
DEC 12 2003     CSFB EQUITIES                      Sell               21067             7.65
DEC 15 2003     CSFB EQUITIES                      Sell               50000            7.645
DEC 15 2003     CSFB EQUITIES                      Sell               50000            7.645
DEC 15 2003     CSFB EQUITIES                      Sell              200000            7.659
DEC 15 2003     CSFB EQUITIES                      Buy                29110            7.655
DEC 15 2003     CSFB LLC                           Sell              200000           7.6615
DEC 15 2003     CSFB EQUITIES                      Buy               200000           7.6463
DEC 15 2003     CSFB EQUITIES                      Sell              200000             7.65
DEC 15 2003     CSFB EQUITIES                      Sell              750000            7.655
DEC 15 2003     CSFB LLC                           Buy               200000             7.65
DEC 15 2003     CSFB EQUITIES                      Sell              200000             7.65
DEC 15 2003     CSFB EQUITIES                      Buy                15700            7.645
DEC 15 2003     CSFB EQUITIES                      Sell              151539         7.625837
DEC 15 2003     CSFB EQUITIES                      Buy                11100            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                24000            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                21500            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                67612            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                10000            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                57103            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                 9800            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                 1200            7.645
DEC 15 2003     CSFB EQUITIES                      Buy               200000           7.6463
DEC 15 2003     CSFB EQUITIES                      Buy                19400            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                14900            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                14700            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                29300            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                47741            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                 7200            7.645
DEC 15 2003     CSFB EQUITIES                      Buy                70500            7.645
DEC 15 2003     CSFB EQUITIES                      Buy               149624            7.645
DEC 15 2003     CSFB EQUITIES                      Buy               182660            7.645
DEC 15 2003     CSFB EQUITIES                      Sell                2751             7.65
DEC 15 2003     CSFB EQUITIES                      Buy                22300            7.645
DEC 16 2003     CSFB EQUITIES                      Sell              150000             7.65
DEC 16 2003     CSFB EQUITIES                      Sell              150000             7.65
DEC 16 2003     CSFB EQUITIES                      Buy               350000          7.64845
DEC 16 2003     CSFB EQUITIES                      Sell               75000            7.645
DEC 16 2003     CSFB EQUITIES                      Buy                10000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy               100000          7.65146
DEC 16 2003     CSFB EQUITIES                      Buy                 7700            7.645
DEC 16 2003     CSFB EQUITIES                      Buy                44600            7.645
DEC 16 2003     CSFB EQUITIES                      Buy                54240            7.645
DEC 16 2003     CSFB EQUITIES                      Sell              700992          7.63717
DEC 16 2003     CSFB EQUITIES                      Buy                23600         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                23500         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                10900         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                51300         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                23000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                15700         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                77000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                76000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                11600         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                24000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 8700         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                13400         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                15700         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy               104000         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 1400         7.640214
DEC 16 2003     CSFB EQUITIES                      Buy                 8200         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                12900         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                96100         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                29407         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 9600         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 9600         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy               313400         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                13400         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                62300         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 6800         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                40421            7.645
DEC 16 2003     CSFB EQUITIES                      Buy                11800         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 6200         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 8500         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 7500         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                28500         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                49200         7.640216
DEC 16 2003     CSFB EQUITIES                      Buy                 5100         7.640216
DEC 16 2003     CSFB EQUITIES                      Sell              405000             7.64
DEC 17 2003     CSFB EQUITIES                      Buy                86695             7.65
DEC 17 2003     CSFB EQUITIES                      Buy                50000         7.656468
DEC 17 2003     CSFB EQUITIES                      Buy                50000         7.656468
DEC 17 2003     CSFB EQUITIES                      Buy                68091         7.666646
DEC 17 2003     CSFB EQUITIES                      Buy               300000           7.6467
DEC 17 2003     CSFB EQUITIES                      Buy                62290          7.64752
DEC 17 2003     CSFB EQUITIES                      Buy                  233         7.658412
DEC 18 2003     CSFB EQUITIES                      Buy                23172         7.647525
DEC 18 2003     CSFB EQUITIES                      Buy                17294         7.647525
DEC 18 2003     CSFB EQUITIES                      Buy                80306         7.647525
DEC 18 2003     CSFB EQUITIES                      Buy                17294         7.647525
DEC 18 2003     CSFB EQUITIES                      Buy                80306         7.647525
DEC 18 2003     CSFB EQUITIES                      Sell              301258         7.648844
DEC 18 2003     CSFB EQUITIES                      Buy               825600             7.65
DEC 18 2003     CSFB EQUITIES                      Buy               174400             7.65
DEC 18 2003     CSFB EQUITIES                      Sell                5350            7.645
DEC 18 2003     CSFB EQUITIES                      Buy               500000           7.6653
DEC 18 2003     CSFB EQUITIES                      Sell                 315         7.645016
DEC 19 2003     CSFB EQUITIES                      Buy               100000          7.64265
DEC 19 2003     CSFB EQUITIES                      Buy               165103             7.64
DEC 19 2003     CSFB EQUITIES                      Buy               654742         7.632608
DEC 19 2003     CSFB EQUITIES                      Buy                  123             7.64
DEC 19 2003     CSFB EQUITIES                      Buy                   73             7.63
DEC 19 2003     CSFB EQUITIES                      Sell             1000000            7.635
DEC 19 2003     CSFB EQUITIES                      Sell              200000            7.635
DEC 19 2003     CSFB EQUITIES                      Buy                 5014             7.63
DEC 19 2003     CSFB EQUITIES                      Buy                 1008             7.63
DEC 19 2003     CSFB EQUITIES                      Sell               70000             7.64
DEC 22 2003     CSFB EQUITIES                      Sell                 480            7.635
DEC 22 2003     CSFB EQUITIES                      Sell                1269             7.64
DEC 22 2003     CSFB EQUITIES                      Buy               396064             7.63
DEC 22 2003     CSFB EQUITIES                      Sell              484714         7.631338
DEC 22 2003     CSFB EQUITIES                      Sell                7524          7.63937
DEC 22 2003     CSFB EQUITIES                      Sell                 868             7.64
DEC 22 2003     CSFB EQUITIES                      Buy                 4807          7.63208
DEC 23 2003     CSFB EQUITIES                      Buy               205000          7.64264
DEC 23 2003     CSFB EQUITIES                      Buy               205000          7.64264
DEC 23 2003     CSFB EQUITIES                      Buy                51270             7.63
DEC 23 2003     CSFB EQUITIES                      Buy                51270             7.63
DEC 23 2003     CSFB EQUITIES                      Buy               444654         7.639536
DEC 23 2003     CSFB EQUITIES                      Buy               444654         7.639536
DEC 24 2003     CSFB EQUITIES                      Buy               265643         7.639706
DEC 29 2003     CSFB EQUITIES                      Buy                50000          7.65267
DEC 29 2003     CSFB EQUITIES                      Buy                 3174         7.652672
DEC 29 2003     CSFB EQUITIES                      Sell                2910             7.64
DEC 29 2003     CSFB EQUITIES                      Buy               198467             7.64
DEC 29 2003     CSFB EQUITIES                      Buy               138000             7.64
DEC 30 2003     CSFB EQUITIES                      Buy               109680          7.66381
DEC 30 2003     CSFB EQUITIES                      Buy                59000            7.635
DEC 30 2003     CSFB EQUITIES                      Buy                 3533         7.645001
DEC 30 2003     CSFB EQUITIES                      Buy                 2470            7.645
DEC 30 2003     CSFB EQUITIES                      Buy                  550            7.645
DEC 30 2003     CSFB EQUITIES                      Buy                 9650            7.645
DEC 30 2003     CSFB EQUITIES                      Sell               20203         7.647974
DEC 30 2003     CSFB EQUITIES                      Sell               20000          7.64775
DEC 30 2003     CSFB EQUITIES                      Sell                 203             7.67
DEC 31 2003     CSFB EQUITIES                      Buy                75000            7.662
JAN 02 2004     CSFB EQUITIES                      Buy                87412         7.689048
JAN 02 2004     CSFB EQUITIES                      Sell                6985             7.68
JAN 02 2004     CSFB EQUITIES                      Buy               350000           7.6508
JAN 05 2004     CSFB EQUITIES                      Sell              200000           7.7216
JAN 05 2004     CSFB EQUITIES                      Sell               50000           7.7116
JAN 05 2004     CSFB EQUITIES                      Sell                 100            7.715
JAN 05 2004     CSFB EQUITIES                      Sell                2650             7.73
JAN 05 2004     CSFB EQUITIES                      Sell               34936          7.71191
JAN 05 2004     CSFB EQUITIES                      Buy               616126         7.714875
JAN 05 2004     CSFB EQUITIES                      Sell                3885             7.73
JAN 05 2004     CSFB EQUITIES                      Sell               29808          7.71191
JAN 05 2004     CSFB EQUITIES                      Buy                27200           7.7316
JAN 05 2004     CSFB EQUITIES                      Sell               44420          7.71191
JAN 05 2004     CSFB EQUITIES                      Sell               28226          7.71191
JAN 05 2004     CSFB EQUITIES                      Sell               11256          7.71191
JAN 05 2004     CSFB EQUITIES                      Sell                2650             7.73
JAN 05 2004     CSFB EQUITIES                      Sell               13333              7.7
JAN 06 2004     CSFB EQUITIES                      Sell               25000           7.7252
JAN 06 2004     CSFB EQUITIES                      Buy               130000           7.7341
JAN 06 2004     CSFB EQUITIES                      Buy               132000            7.726
JAN 06 2004     CSFB EQUITIES                      Buy               225555            7.718
JAN 06 2004     CSFB EQUITIES                      Buy               100000             7.72
JAN 06 2004     CSFB EQUITIES                      Buy               100000           7.7175
JAN 06 2004     CSFB EQUITIES                      Buy               500000           7.7175
JAN 06 2004     CSFB EQUITIES                      Buy               140500            7.719
JAN 06 2004     CSFB EQUITIES                      Buy               275000             7.72
JAN 06 2004     CSFB EQUITIES                      Buy               304165             7.72
JAN 06 2004     CSFB EQUITIES                      Sell              500000           7.7175
JAN 06 2004     CSFB EQUITIES                      Sell              999113         7.722455
JAN 06 2004     CSFB EQUITIES                      Sell              380000         7.719539
JAN 06 2004     CSFB EQUITIES                      Buy                 1000            7.715
JAN 07 2004     CSFB EQUITIES                      Buy               200000          7.73373
JAN 07 2004     CSFB EQUITIES                      Sell               50000          7.71498
JAN 07 2004     CSFB EQUITIES                      Sell              100000           7.7027
JAN 07 2004     CSFB EQUITIES                      Sell              250000           7.7065
JAN 07 2004     CSFB EQUITIES                      Sell              100000           7.7166
JAN 07 2004     CSFB EQUITIES                      Buy               130000          7.71155
JAN 07 2004     CSFB EQUITIES                      Buy               547764         7.708964
JAN 07 2004     CSFB EQUITIES                      Buy                70500             7.69
JAN 07 2004     CSFB EQUITIES                      Sell              100000           7.7119
JAN 07 2004     CSFB EQUITIES                      Buy               130000          7.71155
JAN 07 2004     CSFB EQUITIES                      Sell              341800         7.711112
JAN 07 2004     CSFB EQUITIES                      Buy                94262            7.705
JAN 08 2004     CSFB EQUITIES                      Sell              500000           7.7504
JAN 08 2004     CSFB LLC                           Buy                  300             7.73
JAN 08 2004     CSFB LLC                           Sell                 300             7.73
JAN 08 2004     CSFB EQUITIES                      Buy                16442         7.741783
JAN 08 2004     CSFB EQUITIES                      Sell               89210         7.751926
JAN 08 2004     CSFB EQUITIES                      Buy                  300             7.73
JAN 08 2004     CSFB EQUITIES                      Buy               868400         7.741783
JAN 08 2004     CSFB EQUITIES                      Buy                35500         7.741783
JAN 08 2004     CSFB EQUITIES                      Buy                  653         7.737504
JAN 09 2004     CSFB EQUITIES                      Buy               215321           7.7908
JAN 09 2004     CSFB EQUITIES                      Buy                75000           7.7801
JAN 09 2004     CSFB EQUITIES                      Buy                 1874            7.775
JAN 09 2004     CSFB EQUITIES                      Sell                3080         7.778289
JAN 09 2004     CSFB EQUITIES                      Buy               250000           7.7687
JAN 09 2004     CSFB-Int                           Sell                1874            7.775
JAN 09 2004     CSFB LLC                           Buy                 3080           7.7783
JAN 09 2004     CSFB EQUITIES                      Buy               528200         7.779759
JAN 09 2004     CSFB EQUITIES                      Sell               43209             7.78
JAN 09 2004     CSFB EQUITIES                      Buy               150000            7.775
JAN 09 2004     CSFB EQUITIES                      Buy                  209         7.777512
JAN 09 2004     CSFB EQUITIES                      Sell               75000         7.768333
JAN 09 2004     CSFB EQUITIES                      Sell               75000           7.7801
JAN 09 2004     CSFB EQUITIES                      Buy                75000           7.7801
JAN 09 2004     CSFB EQUITIES                      Sell               75000         7.768333
JAN 09 2004     CSFB EQUITIES                      Buy                25000            7.775
JAN 09 2004     CSFB EQUITIES                      Buy                 3000            7.775
JAN 09 2004     CSFB EQUITIES                      Buy                 3000            7.775
JAN 09 2004     CSFB EQUITIES                      Buy                20000            7.775
JAN 09 2004     CSFB EQUITIES                      Buy                50000            7.775
JAN 12 2004     CSFB EQUITIES                      Sell               86417             7.78
JAN 12 2004     CSFB EQUITIES                      Buy               179014          7.78017
JAN 12 2004     CSFB EQUITIES                      Buy                 2195             7.78
JAN 12 2004     CSFB EQUITIES                      Sell              200000             7.78
JAN 13 2004     CSFB EQUITIES                      Sell              500000           7.8518
JAN 13 2004     CSFB EQUITIES                      Sell              500000           7.8503
JAN 13 2004     CSFB EQUITIES                      Buy                20000           7.8382
JAN 13 2004     CSFB EQUITIES                      Buy                80950           7.8382
JAN 13 2004     CSFB EQUITIES                      Buy                15000           7.8551
JAN 13 2004     CSFB EQUITIES                      Buy                15000         7.855098
JAN 13 2004     CSFB EQUITIES                      Buy              1305952         7.840698
JAN 13 2004     CSFB EQUITIES                      Buy                80950           7.8382
JAN 13 2004     CSFB EQUITIES                      Sell                7000            7.845
JAN 13 2004     CSFB EQUITIES                      Sell              300000            7.835
JAN 14 2004     CSFB EQUITIES                      Sell              250000           7.8478
JAN 14 2004     CSFB EQUITIES                      Sell              100000           7.8468
JAN 14 2004     CSFB EQUITIES                      Buy                18459           7.8375
JAN 14 2004     CSFB EQUITIES                      Buy               697312         7.837896
JAN 14 2004     CSFB EQUITIES                      Buy               200000             7.84
JAN 14 2004     CSFB EQUITIES                      Sell              450000         7.838889
JAN 14 2004     CSFB EQUITIES                      Buy                 7057           7.8375
JAN 15 2004     CSFB EQUITIES                      Buy              1740035           7.8142
JAN 15 2004     CSFB EQUITIES                      Sell              250000           7.8568
JAN 15 2004     CSFB EQUITIES                      Buy               119050           7.8382
JAN 15 2004     CSFB EQUITIES                      Buy                71977             7.85
JAN 15 2004     CSFB EQUITIES                      Sell             1518116         7.825672
JAN 15 2004     CSFB EQUITIES                      Buy               119050           7.8382
JAN 15 2004     CSFB EQUITIES                      Sell                 673             7.81
JAN 15 2004     CSFB EQUITIES                      Sell               75000         7.768333
JAN 15 2004     CSFB EQUITIES                      Buy                57582            7.845
JAN 16 2004     CSFB EQUITIES                      Sell             2300000             7.83
JAN 16 2004     CSFB EQUITIES                      Buy                65882             7.81
JAN 16 2004     CSFB EQUITIES                      Buy               200000           7.8025
JAN 16 2004     CSFB EQUITIES                      Buy               500000           7.8144
JAN 16 2004     CSFB EQUITIES                      Buy                 1000            7.815
JAN 16 2004     CSFB EQUITIES                      Sell              432026         7.824338
JAN 16 2004     CSFB EQUITIES                      Buy                22700           7.8267
JAN 16 2004     CSFB EQUITIES                      Sell              213198         7.827899
JAN 19 2004     CSFB EQUITIES                      Buy               125000         7.866783
JAN 19 2004     CSFB EQUITIES                      Buy               250000           7.8517
JAN 19 2004     CSFB EQUITIES                      Buy               100000           7.8455
JAN 19 2004     CSFB EQUITIES                      Sell               19582         7.974647
JAN 19 2004     CSFB EQUITIES                      Sell              240000         7.839583
JAN 19 2004     CSFB EQUITIES                      Buy               100000           7.8455
JAN 20 2004     CSFB EQUITIES                      Buy               100000           7.8418
JAN 20 2004     CSFB EQUITIES                      Buy                  169          7.82503
JAN 20 2004     CSFB EQUITIES                      Buy                41500            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                 9737         8.081468
JAN 20 2004     CSFB EQUITIES                      Buy                 9400            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                83800            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                17000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                 7600            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                 6500            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                12500            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                23100            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                 9700            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                30000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                10500            7.835
JAN 20 2004     CSFB EQUITIES                      Buy               100000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy               551700           7.8334
JAN 20 2004     CSFB EQUITIES                      Buy                30000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                10000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy               100000           7.8518
JAN 20 2004     CSFB EQUITIES                      Sell              283690         7.837644
JAN 20 2004     CSFB EQUITIES                      Buy                25000           7.8468
JAN 20 2004     CSFB EQUITIES                      Buy                14300            7.835
JAN 20 2004     CSFB EQUITIES                      Buy                34000            7.835
JAN 20 2004     CSFB EQUITIES                      Buy               109800            7.835
JAN 21 2004     CSFB EQUITIES                      Sell               50000           7.8992
JAN 21 2004     CSFB EQUITIES                      Buy                70000         7.916858
JAN 21 2004     CSFB EQUITIES                      Buy               150000          7.92592
JAN 21 2004     CSFB EQUITIES                      Buy               150000         7.925918
JAN 21 2004     CSFB EQUITIES                      Buy               500000           7.9081
JAN 21 2004     CSFB EQUITIES                      Buy              3250000             7.87
JAN 21 2004     CSFB EQUITIES                      Buy               250000           7.9284
JAN 21 2004     CSFB EQUITIES                      Sell              350000           7.9212
JAN 21 2004     CSFB EQUITIES                      Buy               803222          7.87296
JAN 21 2004     CSFB EQUITIES                      Buy               803222            7.873
JAN 21 2004     CSFB EQUITIES                      Sell              350000           7.9212
JAN 21 2004     CSFB EQUITIES                      Buy               433396         7.954109
JAN 21 2004     CSFB EQUITIES                      Buy                 1284             7.87
JAN 21 2004     CSFB EQUITIES                      Buy                 6737         7.905001
JAN 21 2004     CSFB EQUITIES                      Sell              705000         7.914113
JAN 21 2004     CSFB EQUITIES                      Buy               250000           7.9284
JAN 21 2004     CSFB EQUITIES                      Buy                12269            7.905
JAN 21 2004     CSFB EQUITIES                      Sell                 974            7.905
JAN 21 2004     CSFB EQUITIES                      Sell               11710            7.905
JAN 21 2004     CSFB EQUITIES                      Buy               150000           7.8692
JAN 21 2004     CSFB EQUITIES                      Sell                2104            7.905
JAN 21 2004     CSFB EQUITIES                      Buy                53791            7.875
JAN 22 2004     CSFB EQUITIES                      Sell              500000           7.9169
JAN 22 2004     CSFB EQUITIES                      Sell               60000           7.9119
JAN 22 2004     CSFB EQUITIES                      Buy                 1546              7.9
JAN 22 2004     CSFB EQUITIES                      Buy                 1546              7.9
JAN 22 2004     CSFB-Int                           Sell                1546              7.9
JAN 22 2004     CSFB EQUITIES                      Buy              5879296         7.910559
JAN 22 2004     CSFB EQUITIES                      Buy               100000           7.9175
JAN 22 2004     CSFB EQUITIES                      Sell               50000            7.905
JAN 22 2004     CSFB EQUITIES                      Buy               250000            7.909
JAN 22 2004     CSFB EQUITIES                      Buy              1500000         7.908952
JAN 22 2004     CSFB EQUITIES                      Buy               500000           7.9017
JAN 23 2004     CSFB EQUITIES                      Sell              800000           7.9269
JAN 23 2004     CSFB EQUITIES                      Buy               125000           7.9219
JAN 23 2004     CSFB EQUITIES                      Buy               463300           7.9111
JAN 23 2004     CSFB EQUITIES                      Buy               444340         7.908813
JAN 23 2004     CSFB EQUITIES                      Buy                57582            7.915
JAN 23 2004     CSFB EQUITIES                      Buy                36800           7.9219
JAN 23 2004     CSFB EQUITIES                      Buy               140000            7.915
JAN 23 2004     CSFB EQUITIES                      Sell              463300           7.9105
JAN 23 2004     CSFB EQUITIES                      Buy               380000            7.915
JAN 23 2004     CSFB EQUITIES                      Buy               531614            7.915
JAN 23 2004     CSFB EQUITIES                      Sell              125000             7.91
JAN 23 2004     CSFB EQUITIES                      Buy               125000           7.9219
JAN 26 2004     CSFB EQUITIES                      Buy                63000           7.9118
JAN 26 2004     CSFB EQUITIES                      Sell               60000           7.9068
JAN 26 2004     CSFB EQUITIES                      Buy               383633         7.905019
JAN 26 2004     CSFB EQUITIES                      Sell              113000              7.9
JAN 26 2004     CSFB EQUITIES                      Buy                63000           7.9119
JAN 26 2004     CSFB EQUITIES                      Buy                 7000           7.9118
JAN 27 2004     CSFB EQUITIES                      Buy                86389              7.9
JAN 27 2004     CSFB LLC                           Buy                57300           7.8975
JAN 27 2004     CSFB EQUITIES                      Sell               91635           7.8994
JAN 27 2004     CSFB EQUITIES                      Buy                57300           7.8975
JAN 27 2004     CSFB LLC                           Sell               57300           7.8975
JAN 27 2004     CSFB EQUITIES                      Buy               500000           7.9119
JAN 27 2004     CSFB EQUITIES                      Buy               658900          7.90395
JAN 28 2004     CSFB EQUITIES                      Sell               57592              7.9
JAN 28 2004     CSFB EQUITIES                      Buy               810173         7.900194
JAN 28 2004     CSFB EQUITIES                      Sell              169100         7.901156
JAN 28 2004     CSFB EQUITIES                      Buy                 2228            7.905
JAN 28 2004     CSFB EQUITIES                      Buy                 8000            7.905
JAN 28 2004     CSFB EQUITIES                      Buy                 5147          7.90033
JAN 28 2004     CSFB EQUITIES                      Buy                12999          7.90214


The following trades of the Shares were effected on the Oslo Bors in the ordinary course of business.

Trade Date      Entity                             Buy/Sell      Quantity       Price (NOK)
-----------     ---------------------------        --------      --------       ----------
NOV 28 2003     CSFB LLC                           Sell            215200             87.9
NOV 28 2003     CSFB Equities                      Buy             215200             87.9
NOV 28 2003     CSFB LLC                           Buy             215200             87.9
DEC 08 2003     CSFB Equities                      Sell             12300            87.25
DEC 08 2003     CSFB Equities                      Sell              9000             87.5
DEC 08 2003     CSFB LLC                           Buy             150000          87.6835
DEC 08 2003     CSFB LLC                           Sell             17101          87.4476
DEC 08 2003     CSFB LLC                           Sell            112212          87.4476
DEC 08 2003     CSFB LLC                           Sell            113281          87.4476
DEC 08 2003     CSFB LLC                           Sell            456372          87.4476
DEC 08 2003     CSFB LLC                           Sell             22071          87.4476
DEC 08 2003     CSFB LLC                           Sell             98079          87.4476
DEC 08 2003     CSFB LLC                           Sell             25449          87.4476
DEC 08 2003     CSFB LLC                           Sell             22060          87.4476
DEC 08 2003     CSFB LLC                           Sell             33375          87.4476
DEC 08 2003     CSFB LLC                           Sell            150000          87.6835
DEC 08 2003     CSFB Equities                      Sell             37700            87.25
DEC 08 2003     CSFB Equities                      Sell              1400             87.5
DEC 08 2003     CSFB Equities                      Sell              6000             87.5
DEC 08 2003     CSFB Equities                      Buy              33375          87.4476
DEC 08 2003     CSFB Equities                      Buy              17101          87.4476
DEC 08 2003     CSFB Equities                      Buy             112212          87.4476
DEC 08 2003     CSFB Equities                      Buy             113281          87.4476
DEC 08 2003     CSFB Equities                      Buy             456372          87.4476
DEC 08 2003     CSFB Equities                      Buy              22071          87.4476
DEC 08 2003     CSFB Equities                      Buy              98079          87.4476
DEC 08 2003     CSFB Equities                      Buy              25449          87.4476
DEC 08 2003     CSFB Equities                      Buy              22060          87.4476
DEC 08 2003     CSFB LLC                           Buy              17101          87.4476
DEC 08 2003     CSFB LLC                           Buy             112212          87.4476
DEC 08 2003     CSFB LLC                           Buy             113281          87.4476
DEC 08 2003     CSFB LLC                           Buy             456372          87.4476
DEC 08 2003     CSFB LLC                           Buy              22071          87.4476
DEC 08 2003     CSFB LLC                           Buy              98079          87.4476
DEC 08 2003     CSFB LLC                           Buy              25449          87.4476
DEC 08 2003     CSFB LLC                           Buy              22060          87.4476
DEC 08 2003     CSFB LLC                           Buy              33375          87.4476
DEC 08 2003     CSFB Equities                      Buy             150000          87.6835
DEC 08 2003     CSFB Equities                      Sell              8000             87.5
DEC 09 2003     CSFB LLC                           Buy             556738          88.3728
DEC 09 2003     CSFB Equities                      Buy                 20             87.5
DEC 09 2003     CSFB Equities                      Sell             25443          87.6313
DEC 09 2003     CSFB Equities                      Buy              11800             87.5
DEC 09 2003     CSFB Equities                      Buy                 10             87.5
DEC 09 2003     CSFB LLC                           Sell            104988          87.9106
DEC 09 2003     CSFB LLC                           Sell            426998          87.9106
DEC 09 2003     CSFB LLC                           Sell             31225          87.9106
DEC 09 2003     CSFB LLC                           Sell             20649          87.9106
DEC 09 2003     CSFB LLC                           Sell             20640          87.9106
DEC 09 2003     CSFB LLC                           Sell             23811          87.9106
DEC 09 2003     CSFB LLC                           Sell             15999          87.9106
DEC 09 2003     CSFB LLC                           Sell             91766          87.9106
DEC 09 2003     CSFB LLC                           Sell            105989          87.9106
DEC 09 2003     CSFB LLC                           Sell            556738          88.3728
DEC 09 2003     CSFB Equities                      Sell             25000            87.75
DEC 09 2003     CSFB Equities                      Buy             105989          87.9106
DEC 09 2003     CSFB Equities                      Buy              91766          87.9106
DEC 09 2003     CSFB Equities                      Buy              15999          87.9106
DEC 09 2003     CSFB Equities                      Buy              23811          87.9106
DEC 09 2003     CSFB Equities                      Buy              20640          87.9106
DEC 09 2003     CSFB Equities                      Buy              20649          87.9106
DEC 09 2003     CSFB Equities                      Buy              31225          87.9106
DEC 09 2003     CSFB Equities                      Buy             426998          87.9106
DEC 09 2003     CSFB Equities                      Buy             104988          87.9106
DEC 09 2003     CSFB LLC                           Buy             104988          87.9106
DEC 09 2003     CSFB LLC                           Buy             426998          87.9106
DEC 09 2003     CSFB LLC                           Buy              31225          87.9106
DEC 09 2003     CSFB LLC                           Buy              20649          87.9106
DEC 09 2003     CSFB LLC                           Buy              20640          87.9106
DEC 09 2003     CSFB LLC                           Buy              23811          87.9106
DEC 09 2003     CSFB LLC                           Buy              15999          87.9106
DEC 09 2003     CSFB LLC                           Buy              91766          87.9106
DEC 09 2003     CSFB LLC                           Buy             105989          87.9106
DEC 09 2003     CSFB Equities                      Buy             556738          88.3728
DEC 09 2003     CSFB Equities                      Buy                  5             87.5
DEC 09 2003     CSFB Equities                      Buy                 73             87.5
DEC 09 2003     CSFB Equities                      Buy                 85             87.5
DEC 09 2003     CSFB Equities                      Buy               6100             87.5
DEC 09 2003     CSFB Equities                      Buy                 25             87.5
DEC 09 2003     CSFB Equities                      Buy               4200             87.5
DEC 09 2003     CSFB Equities                      Buy               3025             87.5
DEC 09 2003     CSFB Equities                      Buy                100             87.5
DEC 10 2003     CSFB LLC                           Buy             177592          88.8053
DEC 10 2003     CSFB LLC                           Sell            177592          88.8053
DEC 10 2003     CSFB Equities                      Sell            177592          88.8053
DEC 10 2003     CSFB Equities                      Buy             177592          88.8053
DEC 15 2003     CSFB Equities                      Buy              29110            89.33
DEC 15 2003     CSFB LLC                           Sell             29110            89.33
DEC 15 2003     CSFB Equities                      Buy              29110            89.33
DEC 15 2003     CSFB LLC                           Buy              29110            89.33
DEC 16 2003     CSFB Equities                      Buy              22300               89
DEC 16 2003     CSFB LLC                           Sell             15800               89
DEC 16 2003     CSFB LLC                           Sell              6500               89
DEC 16 2003     CSFB Equities                      Sell             22300               89
DEC 16 2003     CSFB Equities                      Buy              15800               89
DEC 16 2003     CSFB Equities                      Buy               6500               89
DEC 16 2003     CSFB LLC                           Buy              15800               89
DEC 16 2003     CSFB LLC                           Buy               6500               89
DEC 19 2003     CSFB Equities                      Buy             165103          90.6171
DEC 19 2003     CSFB LLC                           Sell            165103          90.6171
DEC 19 2003     CSFB Equities                      Buy             165103          90.6171
DEC 19 2003     CSFB LLC                           Buy             165103          90.6171
DEC 22 2003     CSFB Equities                      Buy             396064            90.33
DEC 22 2003     CSFB LLC                           Sell            396064            90.33
DEC 22 2003     CSFB LLC                           Sell            396064            90.33
DEC 22 2003     CSFB LLC                           Buy             396064            90.33
DEC 22 2003     CSFB Equities                      Buy             396064            90.33
DEC 22 2003     CSFB LLC                           Buy             396064            90.33
DEC 23 2003     CSFB Equities                      Buy              51270           90.606
DEC 23 2003     CSFB LLC                           Sell             51270           90.606
DEC 23 2003     CSFB Equities                      Buy              51270           90.606
DEC 23 2003     CSFB LLC                           Buy              51270           90.606
JAN 06 2004     CSFB Equities                      Sell             15000            93.75
JAN 06 2004     CSFB Equities                      Sell             50000             93.5
JAN 06 2004     CSFB Equities                      Sell             25000            94.25
JAN 06 2004     CSFB Equities                      Sell              1100            94.25
JAN 06 2004     CSFB Equities                      Sell               900            94.25
JAN 06 2004     CSFB Equities                      Sell              1100             94.5
JAN 06 2004     CSFB Equities                      Sell              1100             94.5
JAN 06 2004     CSFB Equities                      Sell              1100            94.75
JAN 06 2004     CSFB Equities                      Sell              1100            94.75
JAN 06 2004     CSFB LLC                           Sell           1905725          94.2227
JAN 06 2004     CSFB LLC                           Sell            104165          94.2227
JAN 06 2004     CSFB Equities                      Sell              6000            94.25
JAN 06 2004     CSFB Equities                      Buy            1905725          94.2227
JAN 06 2004     CSFB Equities                      Buy             104165          94.2227
JAN 06 2004     CSFB LLC                           Buy            1905725          94.2227
JAN 06 2004     CSFB LLC                           Buy             104165          94.2227
JAN 06 2004     CSFB Equities                      Sell                70             94.5
JAN 06 2004     CSFB Equities                      Sell             25000               94
JAN 06 2004     CSFB Equities                      Sell             10500            94.25
JAN 06 2004     CSFB Equities                      Sell             19000            94.25
JAN 06 2004     CSFB Equities                      Sell             27900             94.5
JAN 06 2004     CSFB Equities                      Sell             25000             94.5
JAN 06 2004     CSFB Equities                      Sell             22800             94.5
JAN 21 2004     CSFB LLC                           Sell            918222          98.4516
JAN 21 2004     CSFB Equities                      Sell             50000               98
JAN 21 2004     CSFB Equities                      Buy             918222          98.4516
JAN 21 2004     CSFB LLC                           Buy             918222          98.4516
JAN 21 2004     CSFB Equities                      Sell             50000            98.75
JAN 21 2004     CSFB Equities                      Sell              5000               98
JAN 21 2004     CSFB Equities                      Sell             10000               98
JAN 23 2004     CSFB LLC                           Sell            388500          98.3909
JAN 23 2004     CSFB LLC                           Sell             74800          98.3909
JAN 23 2004     CSFB Equities                      Buy             388500          98.3909
JAN 23 2004     CSFB Equities                      Buy              74800          98.3909
JAN 23 2004     CSFB LLC                           Buy             388500          98.3909
JAN 23 2004     CSFB LLC                           Buy              74800          98.3909


The following trades of the ADRs were effected on the New York Stock Exchange in the ordinary course of business.

Trade Date      Entity                             Buy/Sell      Quantity      Price (USD)
-----------     ---------------------------        --------      --------       ----------
NOV 28 2003     CSFB LLC                           Sell               100            64.18
NOV 28 2003     CSFB LLC                           Buy                100            64.78
DEC 01 2003     CSFB LLC                           Buy                100            64.78
DEC 01 2003     CSFB LLC                           Sell               500            64.78
DEC 02 2003     CSFB LLC                           Sell              1600            65.95
DEC 02 2003     CSFB LLC                           Buy                300            66.09
DEC 02 2003     CSFB LLC                           Buy                100            65.95
DEC 02 2003     CSFB LLC                           Buy               1600            65.95
DEC 03 2003     CSFB LLC                           Sell              1200            65.95
DEC 03 2003     CSFB LLC                           Sell               800         66.09125
DEC 03 2003     CSFB LLC                           Sell               100            65.95
DEC 03 2003     CSFB LLC                           Sell               300            66.05
DEC 03 2003     CSFB LLC                           Buy                400            65.95
DEC 03 2003     CSFB LLC                           Buy                800         66.09125
DEC 04 2003     CSFB LLC                           Sell              1200            66.05
DEC 04 2003     CSFB LLC                           Sell               600      65.71166667
DEC 04 2003     CSFB LLC                           Sell               100            65.68
DEC 04 2003     CSFB LLC                           Buy                600         65.71166
DEC 05 2003     CSFB LLC                           Sell               700            65.68
DEC 05 2003     CSFB LLC                           Sell               700      65.70857143
DEC 05 2003     CSFB LLC                           Buy                100            65.63
DEC 05 2003     CSFB LLC                           Buy                700         65.70857
DEC 08 2003     CSFB LLC                           Sell               600            65.63
DEC 08 2003     CSFB LLC                           Sell              1000           65.989
DEC 08 2003     CSFB LLC                           Sell               100               66
DEC 08 2003     CSFB LLC                           Buy                100            65.63
DEC 08 2003     CSFB LLC                           Buy               1000           65.989
DEC 09 2003     CSFB LLC                           Sell              1100               66
DEC 09 2003     CSFB LLC                           Sell               300            66.64
DEC 09 2003     CSFB LLC                           Buy                100            66.71
DEC 09 2003     CSFB LLC                           Buy                300            66.64
DEC 10 2003     CSFB LLC                           Sell               200            66.71
DEC 10 2003     CSFB LLC                           Sell               200            66.74
DEC 10 2003     CSFB LLC                           Buy                100             66.6
DEC 10 2003     CSFB LLC                           Buy                100            66.71
DEC 10 2003     CSFB LLC                           Buy                200            66.74
DEC 11 2003     CSFB LLC                           Sell               100             66.6
DEC 11 2003     CSFB LLC                           Sell               600      66.54333333
DEC 11 2003     CSFB LLC                           Sell               100            67.03
DEC 11 2003     CSFB LLC                           Sell               200            66.68
DEC 11 2003     CSFB LLC                           Buy                100             66.6
DEC 11 2003     CSFB LLC                           Buy                600         66.54333
DEC 12 2003     CSFB LLC                           Sell               900            67.03
DEC 12 2003     CSFB LLC                           Sell               900            66.79
DEC 12 2003     CSFB LLC                           Sell               100             66.8
DEC 12 2003     CSFB LLC                           Buy                900            66.79
DEC 15 2003     CSFB LLC                           Sell              1000             66.8
DEC 15 2003     CSFB LLC                           Sell               400            66.78
DEC 15 2003     CSFB LLC                           Sell               100            66.67
DEC 15 2003     CSFB LLC                           Sell               100            66.82
DEC 15 2003     CSFB LLC                           Sell               100            66.75
DEC 15 2003     CSFB LLC                           Buy                400            66.78
DEC 16 2003     CSFB LLC                           Sell               700            66.67
DEC 16 2003     CSFB LLC                           Sell               500           66.796
DEC 16 2003     CSFB LLC                           Sell               100            66.88
DEC 16 2003     CSFB LLC                           Buy                500           66.796
DEC 17 2003     CSFB LLC                           Sell               600            66.88
DEC 17 2003     CSFB LLC                           Sell               500            67.17
DEC 17 2003     CSFB LLC                           Buy                500            67.17
DEC 18 2003     CSFB LLC                           Sell               500            67.17
DEC 18 2003     CSFB LLC                           Sell               300            67.51
DEC 18 2003     CSFB LLC                           Buy                300            67.66
DEC 18 2003     CSFB LLC                           Buy                300            67.51
DEC 19 2003     CSFB LLC                           Buy                  0            67.66
DEC 19 2003     CSFB LLC                           Sell               100            67.33
DEC 19 2003     CSFB LLC                           Sell               700            67.66
DEC 19 2003     CSFB LLC                           Sell               700            67.66
DEC 22 2003     CSFB LLC                           Sell               100            67.33
DEC 22 2003     CSFB LLC                           Sell               800         67.23125
DEC 22 2003     CSFB LLC                           Sell               100            67.16
DEC 22 2003     CSFB LLC                           Buy                800         67.23125
DEC 23 2003     CSFB LLC                           Sell               900            67.16
DEC 23 2003     CSFB LLC                           Buy                200             67.6
DEC 23 2003     CSFB LLC                           Sell               900            67.16
DEC 23 2003     CSFB LLC                           Buy                200             67.6
DEC 31 2003     CSFB LLC                           Sell               200            68.08
DEC 31 2003     CSFB LLC                           Sell               300      68.12666667
JAN 02 2004     CSFB LLC                           Sell               500      68.12666667
JAN 05 2004     CSFB LLC                           Sell               700      69.46428571
JAN 05 2004     CSFB LLC                           Sell               300            69.81
JAN 05 2004     CSFB LLC                           Sell               400            69.67
JAN 05 2004     CSFB LLC                           Buy                700         69.46428
JAN 06 2004     CSFB LLC                           Sell              1400            69.67
JAN 06 2004     CSFB LLC                           Sell              1000           70.319
JAN 06 2004     CSFB LLC                           Buy               1000           70.319
JAN 07 2004     CSFB LLC                           Sell              1000           70.319
JAN 07 2004     CSFB LLC                           Sell               800          70.2675
JAN 07 2004     CSFB LLC                           Sell               200            70.51
JAN 07 2004     CSFB LLC                           Sell               100             70.5
JAN 07 2004     CSFB LLC                           Buy                800          70.2675
JAN 08 2004     CSFB LLC                           Sell              1100            70.51
JAN 08 2004     CSFB LLC                           Sell               200            71.29
JAN 08 2004     CSFB LLC                           Buy                100             71.3
JAN 08 2004     CSFB LLC                           Buy                200            71.29
JAN 09 2004     CSFB LLC                           Sell               100             71.3
JAN 09 2004     CSFB LLC                           Sell               600           71.505
JAN 09 2004     CSFB LLC                           Buy                100            71.75
JAN 09 2004     CSFB LLC                           Buy                100             71.3
JAN 09 2004     CSFB LLC                           Buy                600           71.505
JAN 12 2004     CSFB LLC                           Sell               500            71.75
JAN 12 2004     CSFB LLC                           Sell               400            71.94
JAN 12 2004     CSFB LLC                           Buy                200            71.95
JAN 12 2004     CSFB LLC                           Sell               400            71.92
JAN 12 2004     CSFB LLC                           Buy                100            71.75
JAN 12 2004     CSFB LLC                           Buy                400            71.94
JAN 13 2004     CSFB LLC                           Sell               600            71.95
JAN 13 2004     CSFB LLC                           Sell               400            72.32
JAN 13 2004     CSFB LLC                           Buy                400            72.32
JAN 14 2004     CSFB LLC                           Sell               400            72.32
JAN 14 2004     CSFB LLC                           Sell               900      71.95777778
JAN 14 2004     CSFB LLC                           Buy                900         71.95777
JAN 15 2004     CSFB LLC                           Sell               900      71.95777778
JAN 16 2004     CSFB LLC                           Sell               700      70.62428571
JAN 16 2004     CSFB LLC                           Buy                400            70.75
JAN 16 2004     CSFB LLC                           Buy                700         70.62428
JAN 20 2004     CSFB LLC                           Sell               300            70.75
JAN 20 2004     CSFB LLC                           Buy                100            71.08
JAN 20 2004     CSFB LLC                           Buy                400            70.75
JAN 21 2004     CSFB LLC                           Buy                100            71.08
JAN 21 2004     CSFB LLC                           Sell               400           72.025
JAN 21 2004     CSFB LLC                           Buy                200             72.5
JAN 21 2004     CSFB LLC                           Buy                200           72.525
JAN 21 2004     CSFB LLC                           Buy                400           72.025
JAN 22 2004     CSFB LLC                           Sell                 0           72.025
JAN 22 2004     CSFB LLC                           Sell              1000           72.837
JAN 22 2004     CSFB LLC                           Buy                100            72.83
JAN 22 2004     CSFB LLC                           Buy                400           72.025
JAN 22 2004     CSFB LLC                           Buy               1000           72.837
JAN 23 2004     CSFB LLC                           Sell               900            72.83
JAN 23 2004     CSFB LLC                           Buy                100            72.83
JAN 26 2004     CSFB LLC                           Buy                300            72.35
JAN 27 2004     CSFB LLC                           Buy                300            72.35
JAN 27 2004     CSFB LLC                           Buy                100            72.15
JAN 27 2004     CSFB LLC                           Buy                100            72.13